Old National Bancorp to Partner with Klein Financial, Inc. June 21, 2018 Filed by Old National Bancorp Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Klein Financial, Inc.

Additional Information for Shareholders of Klein Financial, Inc. Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Klein Financial, Inc. (“KFI”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and KFI, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from KFI by accessing KFI’s website at www.kleinbank.com under the tab “About.” ONB and KFI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of KFI in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements; Use of Non-GAAP Financial Measures Forward Looking Information: This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, descriptions of Old National Bancorp’s (“Old National’s”) financial condition, results of operations, asset and credit quality trends and profitability.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the merger with Klein Financial, Inc. that might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected;  market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; disruptive technologies in payment systems and other services traditionally provided by banks; computer hacking and other cybersecurity threats; other matters discussed in this presentation; and other factors identified in our Annual Report on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date of this presentation, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation. Use of Non-GAAP Financial Measures: These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Klein doubles Old National’s presence in Twin Cities – a commercially dense MSA with attractive growth demographics and unique competitive dynamics that favor our basic bank strategy Complements the current Old National franchise and provides breadth of market coverage for MSP; #5 (tied) deposit market share position1, becomes Old National’s largest deposit MSA Capacity to fund future growth with a low cost, low beta deposit franchise Advances long-term performance goals by driving enhanced operating leverage and efficiency Builds on proven success in the Twin Cities MSA since 11-1-2017 closing of Anchor-Minnesota: Total loan growth of 13% annualized Deposit attrition of just 2% annualized Accelerates Strategic Objectives Compelling Strategic Fit Attractive Financial Returns Attractive financial metrics and disciplined pricing 6.2% accretive to 2020 estimated earnings per share, with fully phased-in cost savings 3.4% TBV dilution at closing with an earn-back of approximately 3.5 years using crossover method and 4.0 years2 using simple method 9.8x 2019 EPS with fully phased-in cost savings and 236% of TBV Capital remains strong – pro forma closing TCE ~8.1% Improves ROAA (~10 bps) and efficiency ratio (300+ bps lower) with cost savings fully phased 1 Source: S&P Global Market Intelligence; based on pro forma Summary of Deposits as of 6/30/17 2 Assumes inclusion of all restructuring charges in 2019. See non-GAAP reconciliation in Appendix for additional detail. Well-Positioned for Successful Execution Retention of key Klein personnel Highly compatible business philosophies and operating/credit cultures Extensive due diligence completed by both parties ONB track record of 12 successful partnerships and subsequent integrations since 2007

Creating Minnesota’s Preeminent Community Bank Source: S&P Global Market Intelligence and FDIC Summary of Deposits as of June 30, 2017 “Out-product Small Banks, Out-service Large Regionals” Highly complementary footprint and business mix that creates a $3B+ Minneapolis franchise #5 deposit market share ranking in Minneapolis Franchise supports future growth (64% L/D) with a strong, low-cost core deposit base (14 bps total cost) ONB Klein Minneapolis MSA – Deposit Market Share 90 35 94 “A Perfect Fit”

High Quality, Low Cost Deposit Franchise Source: S&P Global Market Intelligence and Company documents. Rank based on most recent quarter data per S&P Global Market Intelligence for banks and savings banks headquartered in the Midwest, excluding merger targets. Deposit beta calculated as change in cost of interest-bearing deposits over change in federal funds rate. Cost of Interest-Bearing Deposits vs. Fed Funds Q3’15 – Q1’18 Deposit Beta 2 Klein’s cost of total deposits has trended downward despite an increasing rate environment 3 bps decrease in IBD deposits versus a 150 bps increase in the Fed Funds rate this cycle 6th lowest cost of interest-bearing deposits among 114 Midwest banks between $1.0 and $3.0B in assets1 Negative deposit beta of 2.0%2 since the third quarter of 2015 Positioned for growth with a 64% loan-to-deposit ratio as of March 31, 2018; PF Total ONB 85% loan-to-deposit ratio

Highly Complementary Product Mix Old National (MN only) Klein Pro Forma (MN Only) Loans Deposits Total: $1.7B Total: $1.1B Total: $2.8B Total: $1.8B Total: $1.7B Total: $3.5B Source: S&P Global Market Intelligence and Company documents. Pro Forma Minnesota Franchise - Loan & Deposit Composition MN Gross Loans / Deposits: 95% Gross Loans / Deposits: 64% MN Gross Loans / Deposits: 80%

Demographically Accretive with Commercial Density Source: S&P Global Market Intelligence WI Extension includes the Madison and Milwaukee, Wisconsin MSAs Proj. 5-Year Population Growth Median HHI Proj. 5-Year Median HHI Growth Minneapolis is home to 16 Fortune 500 companies Minneapolis is the 16th largest MSA in the United States, with a population of 3.6 million. Over 64% of Minnesota’s population is in the Minneapolis MSA (Forbes largest privately held company)

~87% ONB / ~13% Klein Customary regulatory approvals; Shareholder approval of Klein Expected to close fourth quarter of 2018 (subject to regulatory and shareholder approvals and other customary closing conditions) with conversion in the second quarter of 2019 Transaction Consideration & Multiples Consideration Valuation Multiples Pro Forma Ownership Required Approvals Expected Closing/Conversion 7.92 shares of ONB common stock for each share of Klein common stock 100% stock $433.8 million in aggregate consideration 1 $150.88 purchase price per share 1 236% of tangible book value per share 2 15.6x 2019E earnings per share 9.8x 2019E earnings per share (with cost savings 3 ) 15.2% Core deposit premium 1 Based upon ONB’s closing price of $19.05 on 6/20/18 and 2,875,206 shares of KFI common stock outstanding on 6/20/18 2 Based on Klein’s 3/31/18 tangible book value per share of $64.00 3 Based on pre-tax cost savings of approximately $21.9 million (unadjusted for phase-in)

Financial Impact & Assumptions

EPS Accretion	• 3.6% in 2019 excluding transaction expenses, 6.2% in 2020 (with fully phased cost savings)
TBV Value Impact	• 3.4%TBV dilution[1], earnback of approximately 3.5 years using crossover method[2], 4.0 years using the simple method[3] – all metrics inclusive of restructuring charges
Internal Rate of Return	• 20%+ IRR, above internal targets
Pro Forma Capital	• ~8.1% tangible common equity / tangible assets estimated at closing • ~12.0% total risk based capital ratio estimated at closing
Cost Savings	• Estimated $15.3 million in 2019 (~70% phased-in) • Estimated $22.5 million thereafter; 40% of Klein's total noninterest expense base
One-Time Expenses	• Total pre-tax merger-related costs of $40.3 million; 67% incurred at close with remainder in 2019

Credit Mark	• Gross credit mark on Klein's loan portfolio of 1.41% or ~1.2x LLR ($15.3 million pre-tax)
	  • Comprehensive review process; credit quality strong with NPAs 0.65% of assets
	  • OREO mark of ~$16k (pre-tax), or 52% of balances

Other Purchase Accounting Adjustments	• $15.2 million pre-tax loan interest rate mark, or 1.40% of loans, accreted over 2.82 years • $16.6 million after-tax unrealized loss on AFS securities, accreted over 5 years • Net other pre-tax fair value adjustments of ~$8.5 million (mostly DTA resulting from S-Corp. status) • $30.1 million CDI (2.0% of non-time deposits), amortized over 10 year sum-of-the years digits
Regulatory Adjustments & Other	• $2.1 million pre-tax annual interchange fee revenue loss due to Durbin Amendment • No revenue synergies assumed

[1] See Appendix for non-GAAP reconciliation [2] Based on when pro forma tangible book value per share crosses over and begins to exceed projected standalone ONB tangible book value per share [3] Simple earnback is calculated as tangible book value per share dilution at closing, inclusive of all transaction expenses incurred in 2019, implying tangible book value per share dilution of approximately $0.37, divided by 2020 earnings per share accretion of approximately $0.09

OLD NATIONAL BANCORP 10

Twin Cities Becomes Old National’s Largest Market Source: S&P Global Market Intelligence as of June 30, 2017 and pro-forma for pending Klein partnership and branch sale Highlighted MSAs represent newly entered or enhanced markets as part of ONB’s transformational strategy Market Deposit % of Rank Branches Deposits Market Share Pro Forma 2018 MSA (#) (#) ($000s) (%) Deposits Population Minneapolis-St. Paul-Bloomington, MN-WI 5 33 $3,119,244 1.7% 22.6% 3,598,391 Evansville, IN-KY 1 15 1,969,874 34.3% 14.2% 316,685 Indianapolis-Carmel-Anderson, IN 12 24 1,024,046 2.1% 7.4% 2,031,027 Madison, WI 6 18 823,084 4.5% 6.0% 659,919 Bloomington, IN 2 5 660,509 24.7% 4.8% 167,885 Fort Wayne, IN 7 5 489,317 6.4% 3.5% 435,505 Jasper, IN 2 5 394,831 24.4% 2.9% 55,047 Terre Haute, IN 2 5 374,839 14.5% 2.7% 170,208 Adrian, MI 1 5 316,934 30.9% 2.3% 98,353 Ann Arbor, MI 9 5 265,743 3.0% 1.9% 369,627

Summary In-market partnership that enhances product capabilities, market coverage, and doubles presence in the economically vibrant and demographically attractive Twin Cities MSA – competitive dynamics favor our basic bank model Creates a #5 deposit market share position in the Twin Cities MSA – which will become the largest deposit MSA in Old National’s franchise Pro Forma, Old National is the fourth largest community bank headquartered in its five-state footprint strengthening our position as a leading Midwest community banking franchise Financially attractive, resulting in 6% EPS accretion in 2020, minimal TBV dilution and an earn-back period of approximately 3.5 years Enhances ROA by 10 bps and efficiency ratio by 300+ bps (with cost savings fully phased) Leverages Old National’s proven integration capabilities

Appendix

Klein Financial, Inc. Overview Financial Highlights 1 18 full-service banking centers 2 NPAs include nonaccrual loans, TDRs and OREO Source: S&P Global Market Intelligence $ in $000s Klein (18)

Pro Forma Loan & Deposit Compositions Old National Klein Pro Forma 1 Loans Deposits Total: $11.3B MRQ Yield: 4.42% Total: $1.1B MRQ Yield: 4.45% Total: $12.3B MRQ Yield: 4.42% Total: $12.8B MRQ Cost:2 0.23% Total: $1.7B MRQ Cost:2 0.14% Total: $14.5B MRQ Cost:2 0.22% Source: S&P Global Market Intelligence and Company documents. Based on period-end 3/31/18 balances 1 Pro forma yield and cost exclude any purchase accounting adjustments 2 Represents cost of total deposits

Several Key Products From Partnerships Areas enhanced through our partnerships: Commercial real estate lending SBA lending Mortgage lending BSA/AML operations, systems and high risk customer analysis Source: S&P Global Market Intelligence as of June 30, 2017 and pro-forma for pending Klein partnership and branch sale 1 Includes $0.2 billion of deposits in 2 Illinois branches located near the Indiana border

Non-GAAP Reconciliation Note: Model assumes a 12/31/18 closing date 1 Simple earnback is calculated as tangible book value per share dilution at closing, inclusive of approximately $10 million in after-tax restructuring charges incurred in 2019, implying tangible book value per share dilution of approximately $0.37, divided by 2020 earnings per share accretion of approximately $0.09 2 Based upon ONB’s closing price of $19.05 on 6/20/18. Includes consideration for 2,875,206 shares outstanding Tangible Book Value Per Share Dilution

Old National Investor Relations Contact Additional information can be found on the Investor Relations web pages at www.oldnational.com Investor Inquiries: Lynell J. Walton, CPA SVP – Director of Investor Relations 812-464-1366 lynell.walton@oldnational.com